EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Copart, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 33-81238, 33-97636, 333-112597, 333-93887 and 333-90612) on Form S-8 of Copart, Inc. of our report dated October 14, 2005, except as to footnote 3 as it relates to July 31, 2005 and each of the years in the two-year period then ended, which is as of October 30, 2006, with respect to the consolidated balance sheet of Copart, Inc. and subsidiaries as of July 31, 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended July 31, 2005, which report appears in the July 31, 2006 annual report on Form 10-K of Copart, Inc.

/s/  KPMG LLP

San Francisco, California
October 30, 2006